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                                                           [LOGO OF METLIFE(R)]
MetLife Investment Funds Management LLC
501 Boylston Street
Boston, MA 02116

                                                             September 28, 2007

Jason Fox
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re: MetLife Investment Funds, Inc.
    Form N-CSR for the fiscal year ended December 31, 2006 ("N-CSR")

Dear Mr. Fox:

This letter responds to your comment, received on September 19, 2007, to the N-CSR filed on behalf of MetLife Investment Funds, Inc. (the "Company").

Comment: Include in the schedule of portfolio of investments section of the financial statements the investments made with cash collateral received in securities lending.

Response: In the N-CSR, based on our interpretation of the reporting requirements, the collateral held in securities lending is reflected in the statement of assets and liabilities. Going forward we will include investments made with cash collateral received in securities lending in the schedule of portfolio investments section of the Company's financial statements.

Please contact me at (617) 578-4202 if you have any further comments or questions.

Sincerely,

/s/ Sandra I. Madden
Sandra I. Madden
Assistant Secretary
MetLife Investment Funds, Inc.